Name of Issuer:  Home Financial Bancorp
Title of class of Securities:  Common Stock
CUSIP Number:  43708T101
Name, Address and Telephone of Person
Authorized to Receive Notices and Communications:

     Leon Greenblatt, Secretary
     Chiplease, Inc.
     330 South Wells Street, Suite 718
     Chicago, Illinois 60606

Date of Event which Requires Filing of this statement:

     June 21, 1999

Name of Reporting Person:  Chiplease, Inc.
Source of Funds:  WC
Citizenship or Place of Organization:  South Dakota USA
Number of Shares:  120,584
Aggregate Amount Beneficially Owned by Each
  Reporting Person: 120,584
Percent of Class Represented by Amount in Row (11):  13.46%

Item 1    Security and Issuer

     The class of securities to which this Statement relates is Common Stock, (the "Shares") of Home Financial Bancorp., Inc.
whose principal executive offices are located at 279 East Morgan
Street, Spencer, Indiana 47460

Item 2    Identity and Background

     This statement is being filed by and on behalf of the beneficial owner listed below (the "Reporting Person").
Information with regard to the Reporting Person is set forth below.

Name (a)            Address (b)              Principal
Present                                      Occupation (c)

Chiplease Inc.      330 South Wells St.      Investments
                    Suite 718                & Leasing
                    Chicago, IL 60606

     (d-e) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of an administrative body of competent jurisdiction, and as a result thereof, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is incorporated in South Dakota.

Item 3    Source and Amount of Funds or other Considerations

     The source of funds are working capital. The approximate amount of funds was $ 143,000.

Item 4    Purpose of Transaction

     Neither the Reporting Person nor any officer of the Reporting Person is a director of the Company but may discuss Management of the Company with its directors. The Shares owned by the Reporting Person are for investment purposes. The Reporting Person may in the future purchase or sell additional shares of the Company subject to market conditions or any necessary regulatory approval.

     The Reporting Person has no current plans or proposals which relate to or would result in any of the following:

          (a) the acquisition of additional shares in excess of 25% of the outstanding Share of the Company;

          (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company other than one in progress;

          (c) A sale or transfer of a material amount of assets of the Company, other than one in progress;

          (d) Any change in the present board of directors or management of the Company; including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the business or corporate structure of the Company;

          (g) Any change in the Articles of Incorporation or By-laws or other actions which may impede or expedite the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Causing a class of securities of the Company becoming eligible for termination of registration pursuant to
Section 12 (g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

Item 5    Interest in Securities of the Issuer

     (a) The Reporting Person owns 70,584 shares of the Company.
The Secretary of the Reporting Person owns 50,000 shares including those in his retirement account. There are 894,852
Shares outstanding. The Reporting Person owns 13.46% of the outstanding Shares.

     (b) The Secretary of the Reporting Person has the power to vote all Shares of the Company.

     (c) During the last 60 days 19,400 shares were bought in the open market at 7 3/8.

     (d) No other person has the right to receive or power to direct the receipt of dividends from or proceeds from the sale of the Company.

     (e) Not applicable

Item 6    Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     The Reporting Person and the Secretary of the Reporting Person have entered a standstill agreement with the Company. There are no other contracts, arrangements, understandings or relationships between the Reporting Person and other persons with respect to the shares of the Company.

Signature.

     After reasonable inquiry and to the best of my knowledge and behalf, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 28, 1999

Leon Greenblatt, Secy